FORM 1-A. Offering Statement under Regulation A for Health Hamlet, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Health Hamlet, Inc.
[Exact name of issuer as specified in its charter]

State of Florida
[State or other jurisdiction of incorporation or organization]

2117 Hollywood Blvd., Hollywood, Florida 33020 (954) 925-8119
[Address, including zip code, and telephone number, including area code of issuer's principal executive office]

Donald P. Scarborough, 2117 Hollywood Blvd., Hollywood, Florida 33020 (954) 925-8119
[Name, address, including zip code, and telephone number, including area code, of agent for service]

5900
[Primary standard Industrial Classification Code Number]

11-3698476
[I.R.S. Employer Identification Number]

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number. The text of each item presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the Issuer's Directors[1];

Dr. Leonard Haimes, M.D.
235 Hamlet Drive
Delray Beach, Florida 33445

Gary Chernay
2490 Blackrock Tpke
Fairfield, Connecticut 06925

Marcella Joseph
805 W. Oakland Park Blvd
Apt #15
Oakland Park, Florida 33311

(b) the Issuer's Officers;

Donald P. Scarborough, President
11644 Sherburne Circle South
Jacksonville, Florida 32225

Marcella Joseph, Secretary
805 W. Oakland Park Blvd
Apt #15
Oakland Park, Florida 33311

Irene Nichols, Treasurer
5831 NE 20 Terrace
Fort Lauderdale, Florida 33308

(c) the Issuer's General Partner;

Not applicable

---

[1] For the Issuer's Directors, Officers and Record Owners of 5 percent or more of the Issuer's equity securities, only residential addresses are listed. For each individual listed, their business address is the same as that of the Issuer.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of this date, the following individuals are record owners of at least 5% of the Issuer's equity securities:

Name	Shares Owned	% of Ownership
Don P. Scarborough 11644 Sherburne Circle South Jacksonville, Florida 32225	3,800,000	18.18%
Donald Nichols 5831 NE 20 Terrace Fort Lauderdale, Florida 33308	2,700,000	12.92%
Marcella Joseph 805 W. Oakland Park Blvd. Apart E15 Oakland Park, Florida 33311	2,700,000	12.92%
Irene Nichols 5831 NE 20 Terrace Fort Lauderdale, Florida 33308	2,700,000	12.92%
Dr. Leonard Haimes, M.D. 235 Hamlet Drive Delray Beach, Florida 33445	2,200,000	10.53%
Gary Chernay 2490 Blackrock Turnpike Fairfield, Connecticut 06925	2,200,000	10.53%
Lawanda Joseph 2112 Tyler Street Hollywood, Florida 33020	2,200,000	10.53%
National Cap Equities, Inc. 5100 DuPont Blvd #4 Fort Lauderdale, Florida 33308	2,200,000	10.53%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The record owner(s) described in (d) above are the only owners as of this date that own more than 5% of any class of issuer's equity securities.

(f) promoters of the Issuer;

Don Scarborough
11644 Sherburne Circle South
Jacksonville, Florida 32225

Don Nichols
5831 NE 20 Terrace
Fort Lauderdale, Florida 33308

(g) affiliates of the Issuer;

Not applicable.

(h) counsel to the Issuer with respect to the proposed offering;

Dennis C. O'Rourke
Moritt Hock Hamroff & Horowitz, LLP
400 Garden City Plaza
Garden City, New York 11530

(i) each Underwriter with respect to the proposed offering;

Not applicable.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partner; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in Item 1 of this Form 1-A are subject to any of the disqualification provisions set forth in Rule 262. Accordingly, Item 2(b) is not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in which securities are to be offered

There are no dealers, underwriters or salespersons in connection with this Offering. The Issuer will market and sell the Shares solely to investors known to the Issuer's directors and officers.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Neither the Issuer, officers, directors nor the principal security holders have sold any unregistered securities within the past 12 months prior to the filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

Neither the Issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no marketing arrangements currently in place, nor does the Issuer or any of the persons mentioned in Item 1 contemplate any such marketing arrangements that would limit or restrict the sale of other securities of the same class as those offered in this Form 1-A, to stabilize the market for any securities offered, or for withholding commissions or to otherwise hold each underwriter or dealer responsible for the distribution of its participation. Accordingly, Item 7(b) is inapplicable.

ITEM 8. Relationship With Issuer of Experts Named in Offering Statement

There are no experts named in the offering statement

ITEM 9. Use of a Solicitation of Interest Document

No such written documents or broadcast scripts were used prior to the filing of this notification

TABLE OF CONTENTS

PART II - OFFERING CIRCULAR

HEALTH HAMLET, INC.

Up to $500,000.00
10,000,000 Common Stock Shares at $0.05 per Share

Date of Offering Circular: May 23, 2007
Approximate Date of Commencement of Sale to the Public: _______, 2007

HEALTH HAMLET, INC., a Florida corporation (hereinafter referred to as "we," "our," "Health Hamlet" or the "Company") is offering up to 10,000,000 shares of its Common Stock (the "Common Stock" or the "Shares") at a purchase price of $0.05 per share (the "Offering"). This the Offering is being made on a "best efforts basis." There is no minimum sale of Shares associated with this Offering. The Company can give no assurances that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS CONTAINED HEREIN THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Distribution of Proceeds

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer if Maximum Amount Sold
Per Share Total	$0.05	Not Applicable	$425,000.00[1]

[1] This figure represents the estimated proceeds to the Company following payments of legal fees, and debt settlement. For a full description, see the section titled "USE OF PROCEEDS."

TABLE OF CONTENTS

THE COMPANY

Legal Corporate Name: **HEALTH HAMLET, INC.**
State and Date of Incorporation: **Florida, March 21, 2003**
Street address of principal office: **2117 Hollywood Blvd., Hollywood, Florida 33020**
Telephone Number: **(954) 925-8119**
Fiscal Year End date: **December 31**
Officer(s) to contact with respect to the offering: **Donald P. Scarborough, President**

Health Hamlet, Inc. ("we," "our" "Health Hamlet" or the "Company"), a Florida corporation, has never engaged in transactions in pursuit of its proposed business operations, and therefore is considered to be a developmental stage company. The Company's initial business plan is to engage in the distribution and sale of retail specialty health products, offering a complete line of brand name and private label vitamins, minerals, herbs, homeopathic remedies, diet and sports nutritional food supplements, a variety of natural herbs and other health related products. It is the intention of the Company to be an active participant in the area of alternative and anti-aging medicine to enable it to participate in latest advances in related technology.

A maximum of 10,000,000 shares of Common Stock (the "Common Stock," or the "Shares") are being offered to the public at $0.05 per share. There is no minimum amount of Shares required to be sold in order for this Offering to become effective. A maximum amount of $500,000.00 is sought to be raised from this Offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as allowed by the NASD.

Of the Shares of the Company offered hereby, all Shares are being offered by the Company and no Shares are being offered by the Company's Shareholders. The Company will receive all proceeds from the sale of the Shares, after expenses and any applicable brokers' compensation. As of the date of this Offering, there is no public market for the Company's securities.

RISK FACTORS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this Offering.

The following Risk Factors, in addition to the other information contained in this Offering, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in the section "Business of the Company," as well as those discussed elsewhere in this Offering.

Risk of Development Stage Company.

The Company is to be considered a development stage company, despite the fact that it has conducted minimal operations in the past three (3) years. Since our inception, we have been engaged almost exclusively in developing and marketing our anticipated products, and raising products therefore. Our viability, profitability and growth depend upon successful development and marketing of our anticipated products. There can be no assurances that we will be successful in implementing our business strategy. The risks, expenses and difficulties encountered in developing and marketing our products must be carefully considered before making an investment in this Company.

Lack of Operating History.

As of the date of this Offering, the Company has generated only slight revenues, as it is currently seeking to raise capital in order to market its existing products and develop future products, as is described herein. We expect that the Company will derive a significant portion of its revenues from a relatively small number of customers in the immediate future. Accordingly, we foresee that the loss of a small number of major customers could materially and adversely affect the Company's business, and the deferral or loss of anticipated orders from a small number of prospective customers could materially and adversely impact our projected revenues and operating results in any period.

Unfavorable Publicity or Consumer Perception of Our Products Could Cause Fluctuations In Operating Results.

We are highly dependent upon consumer perception of the safety and quality of our products. Consumer perception of products can be significantly influenced by scientific research or findings, national media attention, and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier research or publicity could have a material adverse effect on our ability to generate revenues.

As a result of the above factors, our operations may fluctuate significantly from quarter to quarter, which may impair our ability to make payments when due on our debt. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues.

Our Failure to Appropriately Respond to Changing Consumer Needs and Demands Could Significantly Harm Customer Relationships and Product Sales.

The nutritional supplements market is particularly subject to changing consumer trends and preferences, especially with respect to our diet products. Our success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.

Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our products. This could harm our customer relationships and cause losses to our sales revenue. The success of our new product offerings depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products;
- successfully commercialize new products in a timely manner;
- price our products competitively;
- deliver our products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

Compliance With New and Existing Governmental Regulations Could Increase Our Costs Significantly and Adversely Affect Our Results of Operations.

The processing, formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including, but not limited to, the Food and Drug Administration and the Federal Trade Commission. These activities are also regulated by various state and local laws and agencies in which our products are sold. Government regulations may prevent or delay the distribution of our products, which could result in lost revenues and increased costs.

The Food and Drug Administration

The Food and Drug Administration (the "FDA") regulates dietary supplements as foods, and not as drugs. The FDA does not pre-approve dietary supplements on their safety and efficacy, unlike drugs. However, the FDA can go investigate dietary supplement manufacturers and/or distributors after they have put unsafe products on the market.

For example, if a dietary supplement claims in any way to cure, mitigate, or treat a disease, it would be considered to be an unauthorized new drug and in violation of the applicable rules and statutes. To maintain the product's status as a dietary supplement, the label and labeling must be consistent with the provisions in the Dietary Supplement Health and Education Act of 1994. In this context, the FDA has described labeling to include the label itself as well as any accompanying material that is used by a manufacturer and/or distributor to promote and market a specific product. Thus, the Company cannot make assurances that the FDA will not look into the labeling practices of the Company and the products it distributes. Furthermore, the Company cannot guarantee that the FDA will not, in the future, deem the Company's products to be drugs, and not health supplements. Any such action by the FDA could have material adverse affects on the Company, its revenues and the value of its securities.

The Federal Trade Commission

The Federal Trade Commission (the "FTC") exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. Failure by the Company to comply with the applicable regulations could subject the Company to one of these enforcement actions. The institution of such enforcement action, or any consent decrees issued pursuant thereto, could result in substantial monetary penalties, which could have a material adverse effect on our financial condition or results of operations.

The Company Lacks Contracts For Its Office Facilities.

The Company currently has limited use of office space in Hollywood, Florida and this arrangement is based on an oral understanding with National Cap Equities, Inc., a non-principal stockholder of the Company that owns the building where the Company utilizes office space. There are no guarantees that this oral understanding will remain in place for any substantial length of time. While management feels confident in this arrangement, and anticipates acquiring suitable office facilities upon attaining sufficient working capital realized from the proceeds of this Offering, any breakdown in the oral arrangement under which it operates could have a material adverse effect on the Company and its operations.

Subscribers to this Offering Will Experience Immediate and Substantial Dilution.

The difference between the offering price per share of the Common Stock offered hereby and the Company net tangible book value per share after the Offering constitutes the dilution to new investors in Offering. Net tangible book value per share is determined by dividing the Company tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

At December 31, 2006, the Company's net tangible book value was $0.99 per share. After giving effect to the sale of the Common Stock at the purchase price as set forth above, the Company pro forma net tangible book value would be approximately $0.68 per share. This represents an immediate increase in net tangible book value of $0.31 per share to existing shareholders. This presents a risk which must be carefully evaluated by prospective subscribers.

Competition.

According to the Nutrition Business Journal, the United States nutritional supplements retail industry, which includes nutritional supplements sold through all channels, is large and highly fragmented, with no single industry participant accounting for a clear majority of total retail sales. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order companies and a variety of other smaller participants. The market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we also compete for sales with supermarkets, drugstores and mass merchants and with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as the Nature's Bounty® and Nature's Wealth® brands, sold by Vitamin World® and other retailers. In addition, as certain products become more mainstream, we experience increased competition for those products. For example, as the trend in favor of low-carbohydrate products has developed, we have experienced increased competition for our diet products from supermarkets, drug stores, mass merchants and other food companies. Our international competitors also include large international pharmacy chains, major international supermarket chains and other large U.S.-based companies with international operations.

Increased competition from companies that distribute through retail or wholesale channels could have a material adverse effect on our financial condition and results of operations. Such companies may have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities greater than ours. Certain of our competitors may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may be more effective and efficient in integrating new products. We may not be able to compete effectively and any of the factors listed above may cause price reductions, reduced margins and losses of our market share.

Best Efforts Basis.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold for this Offering to become effective. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. Although it is not expected that any NASD member firms will participate in this Offering, in the event however, that any such broker/dealer does effect sales of the Company's securities hereunder, such broker will be entitled to a maximum 10% commission as compensation. Similar compensation may be paid to 'finders' for introducing actual subscribers to the Company's Offering.

Lack of Management or Control by Investors.

The Investors are not permitted to take part in the management or control of the Company's business, which will be the sole responsibility of the Company's directors. The directors will have virtually unlimited latitude in making investment decisions for the Company. The Investors will not have any authority or power to act for or bind the Company.

Dividends and Distributions.

The Company has never issued a dividend nor does it presently intend to pay dividends or other distributions to any of the Subscribers of this Offering. Consequently, an investor's only opportunity to achieve a return on your investment in the Company will be if the market price of our Common Stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Common Stock that will prevail in the market after this Offering will ever exceed the price that you pay.

Arbitrary Determination of Offering Price.

The Offering Price of this Offering has been determined by the Company, without any direct relationship to any established criteria of value. Potential investors and their advisors have had no input into the valuation as determined by the Company. Accordingly, potential investors should be advised that the Offering Price has no correlation to the profits generated by the Company, the value of the Common Stock sold hereunder, or any other aspect of the Company's business.

Financial Projections are Based on Assumptions of the Company's Management and May Not Be Accurate.

The preparation of the Company's financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the Company to make estimates and assumptions in calculating financial results. The operating and financial information contained in the projected financial data have been prepared by management and reflect its current estimates of the Company's future performance. The projected results are dependent on the successful implementation of management's growth strategies and are based on assumptions and events over which the Company has only partial or no control. The assumptions underlying such projected information requires the exercise of judgment and the forecasts are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the forecast. To the extent that assumed events do not materialize, actual results might vary substantially from the projected results. As a result, the Company might not achieve the operating or financial results set forth in its financial forecasts.

Changing Regulation of Corporate Governance and Public Disclosure.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, the Company's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding required assessment of internal controls over financial reporting and external auditors' audit of that assessment will require the commitment of significant financial and managerial resources.

New Accounting Rules or Standards.

The Financial Accounting Standards Board, SEC, or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that the Company presently applies. Such new accounting rules or standards could require significant changes from the way the Company currently reports its financial position, operating results or cash flows. Such changes could be applied on a cumulative or prospective basis. For example, the accounting rules with respect to the accounting for employee stock options is currently under review by the Financial Accounting Standards Board, and may result in changes to the Company's current accounting practice if new rules are promulgated.

Dependence on Key Personnel.

If the Company is unable to recruit and retain qualified personnel, it could have a material adverse effect on operating results and stock price.

The Company's success depends in large part on the continued services of executive officers, senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on the Company's results of operations. It is also very important that the Company attracts and retains highly skilled personnel to accommodate growth and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Accordingly, the Company may be unable to recruit, train, and retain employees. If the Company cannot attract and retain qualified personnel, it could have a material adverse impact on operating results and stock price.

Risks Associated with Possible Acquisitions and Other Strategic Transactions.

If the Company cannot successfully implement any future acquisitions or other strategic transactions, it could have a material adverse effect on operating results and stock price.

Occasionally, the Company may evaluate business opportunities and other strategic transactions that appear to fit within the Company's overall business strategy. The Company may decide to pursue one or more of these opportunities by acquisition or internal development. Acquisitions and other strategic transactions involve many risks, including:

- the difficulty of integrating acquired technologies, operations and personnel with existing operations;
- the difficulty of developing and marketing new products and services;
- the diversion of management's attention as a result of evaluating, negotiating and integrating acquisitions or new business ventures;
- exposure to unforeseen liabilities of acquired companies; and
- the loss of key employees of an acquired operation.

In addition, an acquisition or other strategic transactions could adversely impact cash flows and/or operating results, and dilute shareholder interests, for many reasons, including:

- charges to income to reflect the amortization of acquired intangible assets;
- write-offs for the impairment of the carrying value of goodwill or other intangible assets;
- interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture; and
- any issuance of securities in connection with an acquisition or other strategic transactions which dilutes or lessens the rights of current Company stockholders.

The Company May Require Additional Capital.

If the Company's business strategy is not achieved, or if the Company entire original capital is fully expended and additional costs cannot be funded from borrowing or capital from other sources, the Company may require additional financing to fund its operations. This financing may involve incurring debt or selling equity securities. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. If the Company incurs debt, the risks associated with the business and with owning the Company's common stock could increase. In addition, any new equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. If the Company is unable to obtain additional financing, its ability to fund its operations and meet future plans could be materially adversely affected.

The Company May Become Subject to Various Liabilities, Including Products Liability Claims.

The Company may incur liabilities to affiliated and unaffiliated parties and may incur additional debt in the future. As such, the Company will be subject to the risk of litigation from contractors, vendors, suppliers, distributors, packagers, and others as a result of the nature of the Company's business. Litigation can cause the Company to incur substantial expenses and, if cases are lost, judgments and awards can add substantially to the Company's costs.

In addition, as a manufacturer of nutritional supplements and consumer products that are ingested by consumers, the Company could be subject to various product liability claims. It is possible that current and/or future product liability claims could have a material adverse impact on the Company's financial condition and operating results.

If We Fail to Protect Our Brand Name, Our Competitors May Adopt Trade names That Dilute the Value of Our Brand Name.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, we may not always be able to successfully enforce our trademark against competitors or against challenges by others. Our failure to successfully protect our trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability.

Intellectual Property Litigation and Infringement Claims Against the Company Could Cause Us to Incur Significant Expense or Prevent Sales of Our Products.

We may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.

Lack of a Public Market for the Company's Securities.

Since we are a private company, there is no readily available market to buy or sell our Common Stock. Private sales of our stock are subject to applicable securities laws. We cannot predict the extent to which a trading market will develop or how liquid that market might become, even if this Offering is fully subscribed to. If applicable, the public offering price will be determined by negotiations between representatives of the Company and may not be indicative of prices that will prevail in the trading market.

Reliance on Management's Judgment.

Investors will be relying solely on the judgment of the Company's management regarding the application of these proceeds realized from this Offering. The Company currently anticipates using the proceeds as working capital to expand its inventory, acquiring warehouse space, marketing its products and the repayment of personal loans made by promoters of the Company in financing the Company's original operations (for a more detailed description, see the section titled "USE OF PROCEEDS"). These investments may not yield a favorable return. Management has only made preliminary determinations of the amount of net proceeds to be used specifically for each of the foregoing purposes based upon current expectations regarding financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as financial performance may differ from current expectations or the business needs may change as the Company's business and the industry it operates in evolve. As a result, the proceeds received in this Offering may be used in a manner significantly different from the Company's current allocation plans. Accordingly, the Company cannot assure investors that the proceeds will be used for purposes that increase the Company's results of operations or the value of the Common Stock purchased in this Offering.

The Company's Officers and Directors are Indemnified to the Fullest Extent Allowable.

The Company will hold its directors and officers harmless against certain claims arising from the Company's activities, other than losses or damages incurred by it as a result of its grow negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreements, if any, then the portion of its assets expended for such purpose could reduce the amount otherwise available for the implementation of its business model, or for distributions to investors, if any.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering, potential investors should keep in mind other possible risks that could be important.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Offering contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "will," "believe," "estimate," "intend," "expect" and similar expressions are generally intended to identify forward looking statements. Actual results could differ materially from those described or implied by such forward looking statements. Factors that may materially affect such forward-looking statements include, but are not limited to:

- significant competition in our industry;
- unfavorable publicity or consumer perception of our products;
- the incurrence of material product liability and product recall costs;
- costs of compliance or the failure to comply with governmental regulations;
- economic, political, and other risks associated with our operations;
- our failure to keep pace with the demands of our customers for new products and services;
- disruptions in our product distribution;
- the lack of long-term experience with human consumption of ingredients in some of our products;
- increases in the frequency and severity of insurance claims;
- the loss or retirement of key members of the Company's management;
- increases in the cost of borrowing and limitations on availability of additional debt or equity capital;

In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Offering will be, in fact, realized. Accordingly, potential investors in the Company should not place undue reliance on these forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements, and we specifically decline any obligation to update, republish, or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

This Space Intentionally Left Blank.

DILUTION

The difference between the offering price per share of the Common Stock offered hereby and the Company's net tangible book value per share after the Offering constitutes dilution to new investors in this Offering. Net tangible book value per share is determined by dividing the Company's tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

At December 31, 2006, the Company's net tangible book value was [-$6.61] per share. After giving effect to the sale of the Common Stock at the purchase price as set forth above, the Company pro forma net tangible book value would be approximately $0.01 per share. This represents an immediate decrease in net tangible book value of $6.62 per share to existing shareholders, and an immediate dilution of $0.04 per Share to new investors. This presents a risk which must be carefully evaluated by prospective subscribers.

This Space Intentionally Left Blank.

USE OF PROCEEDS

Inventory	$245,500
Marketing	$150,000
Leases/Rent/Utilities Fort Lauderdale Office Warehouse	$4,500
Debt Settlement	$25,000
Legal Fees	$50,000

Through this Offering, the Company's management is looking to raise $500,000 in order to raise inventory levels to support the obtainable growth plan for its products. Management believes that the existing growth model will turnover 75-100% of the inventory on a monthly basis with an estimated 30% gross margin. The current warehouse capacity can facilitate approximately $750,000.00[2] in gross revenues while sustaining the fixed costs and keeping a low rise on operational expenditures. In the upcoming year, the Company will focus on the following, listed in the order of its priority of repayment[3], in the Company's discretion, with the 1st allocation being of the highest priority:

1. The Company will invest approximately $245,500 into expanding inventory of its core business products.[4] Specifically, approximately $135,000 will be used to purchase 18 products associated with the Company's vitamin products, including 27,000 empty bottles which can be filled with the products that the Company purchases at wholesale cost and then re-distributes. The Company will invest approximately $50,000 in obtaining a label machine, a pill counter, a 24-foot conveyor belt, and pallet racks for its warehouse. An additional $60,500 will be used for general working capital.

2. The Company intends to utilize approximately $150,000 of the funds raised in this Offering to increase the marketing of its products. The most significant portion of this will be allocated towards advertising, including but not limited to local cable television and radio commercials, radio programs discussing health related issues, local newspaper promotions and direct mailings targeted towards health conscious consumers. In addition, the Company will use these funds to sponsor health related seminars featuring qualified licensed personnel to help educate consumers as to the benefits of anti-aging technology and supplements.

[2] This figure represents an estimate of the actual capacity of the Company's warehouse following an influx of adequate financing.

[3] In the event that the Company does not raise a total of $500,000 sought in this Offering, each allocation of proceeds will be reduced pro-rata in accordance with the amount not realized. In other words, if the Company raises 10% less than $500,000, then each use of proceeds shall be reduced by 10%.

[4] This figure represents an estimate of the expenses the Company expects to incur in expanding its inventory and production capabilities.

3. The Company is intending to rent warehouse space located in Fort Lauderdale, Florida. Management intends to use approximately $4,500 realized from this Offering in paying this warehouse's first and last month's rent plus any applicable security deposit.[5]

4. The Company's operations up until the date of this Offering have been funded, in part, by private loans to the Company. On, or about, August 1, 2005, Don Scarborough, the President of the Company contributed $15,000 in cash to the Company. There is no interest rate associated with the repayment of this loan. In addition, on, or about, July 1, 2004, Don Nichols, an individual who serves as a Consultant to the Company. There is no interest rate associated with the repayment of this loan. The Company intends to utilize $25,000 raised in this Offering in order to repay both of these loans in full within the next 12 months.[6]

5. The Company will pay $50,000 to its attorneys, Moritt Hock Hamroff & Horowitz LLP in connection with the drafting and filing of this Offering and other corporate work that is associated therewith.

The Company does not intend to compensate its directors, officers and employees out of the proceeds from this Offering. These individuals will be paid directly out of the revenues generated by the Company's normal business operations.

This Space Intentionally Left Blank.

[5] This figure represents an estimate of the expense that the Company expects to incur in renting adequate warehouse space. There is no guarantee that the Company will expend more or less of this projected amount. The remainder of any rent required for warehouse space will be paid out of the Company's revenues accordingly.

[6] There are no Promissory Notes or written agreements of any kind reflecting these private loans or the terms and conditions of any repayment thereof. Therefore, there are no exhibits to be filed reflecting the repayment of these private loans.

BUSINESS OF THE COMPANY

Summary

Health Hamlet, Inc. ("we," "our" "Health Hamlet" or the "Company"), a Florida corporation, has engaged in minimal transactions in pursuit of its proposed business operations, and is considered to be a developmental stage company. The Company's initial business plan is to engage in the distribution and sale of retail specialty health products, offering a complete line of brand name and private label vitamins, minerals, herbs, homeopathic remedies, diet and sports nutritional food supplements, a variety of natural herbs and other health related products. Also, it is the intention of the Company to be an active participant in the area of alternative and anti-aging medicine to enable it to participate in latest advances in related technology.

A maximum of 10,000,000 shares of Common Stock (the "Common Stock," or the "Shares") are being offered to the public at $0.05 per share. There is no minimum amount of Shares required to be sold in order for this Offering to become effective. A maximum amount of $500,000.00 is sought to be raised from this Offering.

The Company's initial business plan is to utilize the Internet for the discounted sale of vitamin and health related products and services with Health Hamlet identification. At the outset, the primary effort will be to target large groups of organizations, such as union and civic groups, with special emphasis to governmental employees' organizations that management has previously developed through the personal relationships and contacts of its officers and directors (see the section titled "OFFICERS AND DIRECTORS OF THE COMPANY").

In addition, the Company wishes to negotiate with various companies and individuals to possibly expand into the areas of approved standard and alternative medical treatment centers with medical personnel performing medically approved treatment with access to entire lines of Health Hamlet related products on site. The initial focus will be the utilization of non-invasive testing to be performed by the qualified medical personnel at the same sites. These tests can be utilized to assist in evaluating and recommending medical health and life style changes if necessary for the well-being of the customer-patient. This information, we believe, will be useful in conjunction with proper use of neutroceuticals, vitamins, and other health related products, all of which, we believe, will be easily available at the site.

The Company's Products

The Company acquires its products from major nationwide manufacturers that sell to everyone. These include, but are not limited to, Capsule Works; Atrium, Inc.; HealthCo; and Aspen Group Soft Gel Technology Inc. These manufacturers supply the Company with products, which the Company then bottles with its own bottles that it purchases (similarly from nationwide suppliers) and then applies its own "Health Hamlet" labels and ships the products to meet consumer demands. Potential investors should note that there are no supply contracts or agreements of any kind in place between the Company and any of these suppliers. Accordingly, failure to obtain products on terms favorable to the Company could have a material adverse affect on the Company and its ability to generate sufficient revenues to carry out its business plan.

Potential investors should note that we do not have any type of proprietary ownership over the products themselves that we purchase from the manufacturers and distribute, but rather, our branded label "Health Hamlet" is proprietary and owned by the Company. Accordingly, there can be no assurance that another company will simply purchase the products from the manufacturer and apply its own branded label at prices that are competitive to ours.

Since its formation in July, 2003 and through December 31, 2006, the Company incurred approximately $6,035 in costs of its goods sold. In marketing these products during that same time period, the Company incurred an expense of approximately $6,641. During this same period, the Company had aggregate sales of $12,668.

All of the Company's products can be found on its website, located at http://www.healthhamlet.net. These products include the following:

- **Amino Acids 1000**: We believe that amino acids are the building blocks of virtually everything in your body. Not only do they help produce neurotransmitters and hormones, they also help grow, repair, and maintain bodily tissues. Of the 20 amino acids necessary for wellness, ten non-essential amino acids come from your body while the other ten essential amino acids come from your diet. If you have chronic conditions or trouble digesting food, your body may have difficulty absorbing the amino acids it needs. As you eat, your body breaks down protein into individual amino acids. If your body can't create these amino acids, you'll have difficulty digesting your food and absorbing the necessary nutrients. Additionally, if you follow a strict vegan diet or don't eat enough protein, your body may not have enough protein to produce and absorb the amino acids it needs to get and feel better. Lacking these amino acids can cause deficiencies and lead to illness. Regardless of whether you're lacking amino acids from your body or your diet, you still need all 20 amino acids to start feeling better and using a quality supplement will help you get there. Amino Fuel 1000, a premium and balanced blend of essential and non-essential amino acids formulated for those with chronic conditions, uses 100% pure U.S.P crystalline powder for optimal quality.

- **Bata Prostate**: As you grow older there is no way to stop your prostate from growing larger. According to the Mayo Clinic, 97% of all men will be affected with prostate problems at some point during their lifetime. Luckily, a new discovery, used by tens of thousands of men in Europe, seeks to solve these urination problems. Beta-sitosterol is the active ingredient in saw palmetto berries, which have been used for centuries to treat patients with prostate and urinary problems. Prostate cancer is the second leading cause of death for men after lung cancer, according to the Mayo Clinic, and 90% of prostate cancer goes undetected until it is untreatable and has spread to the lymphatic system. By the age of 50, 35% of men have cancer cells in their prostate. Odds are 2 to 1 you'll have prostate problems by the time you are 60.

By age 65 most men have enlarged prostates, according to the Mayo Clinic. The first signs are frequent night urination and difficult urination.

- **Hoodia**: As was depicted on "60 Minutes," Hoodia kills the appetite and attacks obesity. Hoodia is organic with no synthetic or artificial appetite control agents and has no known side effects. Hoodia contains a miracle molecule (up to 100,000 times more powerful than glucose) that fools the brain into believing you are full, and even stops you from thinking about food. This a new diet supplement that kills your appetite, improves your overall mood, and gives you increased energy. When asked in the recent "60 Minutes" interview how Hoodia worked for her, CBS News correspondent Lesley Stahl said she had no after effects, no funny taste in her mouth, no queasy stomach and no racing heart. She also wasn't hungry all day, even around mealtime. Hoodia is all natural ingredients and not an artificial drug.

- **Good Morning**: Most people believe the penis is a muscle. This is a very common misunderstanding. Rather, the penis is an organ in which the size and firmness of an erection is determined by the amount of blood that flows into it during arousal. Good Morning works so well is because it focuses on releasing and pushing powerful amounts of blood flow into the corpora cavernosa when your body is stimulated and you are aroused. Good Morning pumps these chambers so full that the erection produced is a much larger, harder and sustained penis. With continuous use of the product, the erectile chambers will be able to expand and give you a larger and fuller erection every time you are aroused. The heightened firmness of your penis during your erection creates an elevated sensitivity that will provide you with an extended pleasure zone. This new pleasure zone increases your own sexual pleasure and the power of your orgasm. You will also find that you have more control of your orgasms. Most of the men who follow the program for just three months report an increase in their erection size and fullness from 12% to 31%. 90% of users also find they can reduce their dosage to 1/3 and still receive the same benefits after they have been on the program for 3 months.

- **Joint Ease**: Joint Ease contains glucosamine and Boswellia Serrata. It is designed to maintain healthy function of the skeletal system, help relieve bone and joint aches and pains. This product can also help restore joint mobility and lubrication. Joint Ease Capsules contain pure glucosamine, which is produced naturally in human chondrocytes. Chondrocytes use glucosamine to produce cartilage components, such as chondroitin sulfate and hyaluraye. More glucosamines mean you have a better chance of decreasing or eliminating pain caused by insufficient joint lubricants and poor shock absorption.

- **Liquid Calcium**: Two recent studies, Boston's Brighman and Women's Hospital in association with Harvard Medical School, and the Virginia Commonwealth University in Richmond, discussed the efficiency of calcium in liquid format for reducing the risk of fracture. Women consuming Calcium and Magnesium combined with Vitamin D in a liquid dietary supplement were 27% less likely to suffer from hip fractures compared to women deriving calcium from food and milk. According to the

Harvard Medical School, between 26 and 38 million people in the United States are at high risk for developing osteoporosis. Liquid Calcium delivers beneficial support with pre-menstrual syndrome (PMS) complaints (i.e. bloating, weight gain, breast tenderness, headaches, muscle cramps and mood swings).

- **Melanine**: Melanine is a natural, safe, and effective proprietary formula designed to aid in hair growth and healthy pigments. It can be taken with other products such as prescriptions, supplements, vitamins, and so forth. Based on a premier proprietary formulation approach, the natural herbs and nutrients in this proprietary blend have a long history of safe and beneficial use. Melanine can be used daily because it does not contain any harsh chemicals or unnatural ingredients. While Melanine does not accept a quick fix method to hair loss and the treatment of gray hair, regular use of Melanine will complement a natural approach that includes improved overall natural hair color.

- **Menopausal Support**: While menopause is a perfectly natural process, the symptoms commonly associated with it are not actually a natural part of menopause. Menopausal Support contain phytoestrogens, which are estrogen-like substances that come from some plants (such as soy) and plant materials (such as legumes, vegetables, cereals, and some herbs). For instance, these products may contain black cohosh, wild yams, dong quai, and valerian root. The growing interest in natural menopausal treatments are partly because standard synthetic hormone replacement therapy has been linked to symptoms such as vaginal bleeding, bloating, and breast tenderness, as well as higher risks of breast and endometrial cancers. According to Phyllis A. Bach, C.N.C. (Certified Nutrition Consultant), natural remedies can indeed reduce the number and intensity of symptoms, all with mild or no side effects.

- **Saw Palmetto Complex Soft Gels**: Saw Palmetto, also known as Serenoa repens or Sabal serrulatum, is an herb that is most commonly used to treat problems related to benign prostatic hyperplasia (BPH). The medicinal element of Saw Palmetto is taken from the partially dried ripe fruit of the American dwarf palm tree, which is indigenous to the coastal regions of the southern United States. Saw Palmetto has long been used in Europe to treat an enlarged prostate. A long-term study conducted by Phyllis A. Bach, C.N.C. of 150 men with clinically diagnosed BPH and complaints of prostatic symptoms has demonstrated "the long-term efficacy and tolerability and support its use as a first-line medical therapy for uncomplicated symptomatic BPH."

- **Sleep Enhancers**: Sleep Enhancer is made from several all natural herbs, including valerian root, a relaxant herb that has a calming effect on the nervous system. For insomnia, it decreases the amount of time a person needs to fall asleep. Another herb, Chamomile flower, promotes sleep with tranquilizing action. Chamomile flower also helps reduce stress related chemicals in the brain and promotes adrenal health. Passion flower works with the body to help relieve exhaustion, overwork, anxiety, stress, drugs, alcohol, asthma, cough and pain related insomnia. It acts as a mild MAO inhibitor without the hangover or sedative properties.

- **Testosterone Booster**: Testosterone Booster is an all natural way to increase testosterone. It can increase male sex drive, strengthen bones and muscles, decrease body fat, improve thinking, increase energy levels, and guard against depression and heart disease. As a man ages, the amount of testosterone produced by his body decreases. According to Aspen Group, Inc., by age 60 the average man will have lost 50% of his testosterone supply.

- **True Focus Factor**: The brain is the most important organ in the human body, consisting of more than 10 billion nerve cells and over 50 billion other cells that help shape your thoughts and behaviors, allow you to communicate, and sharpen your learning and analytical skills. True Focus Factor is a brain support supplement that contains a unique blend of vitamins, minerals, protective antioxidants, botanical extracts and omega-3 oils. In addition to supporting your memory, focus and concentration, it also serves as a premium-quality multivitamin.

- **Cholesterol Support**: Red yeast rice has been used in China for over 1,000 years for medicinal purposes. It was described in an ancient Chinese list of drugs, according to the Mayo Clinic, as useful for improving blood circulation and for alleviating indigestion and diarrhea. A study concerning red yeast rice, presented at the American Heart Association's 39th Annual conference in 1999, involving 187 people with mild to moderate elevations in total cholesterol and LDL cholesterol revealed that treatment with red yeast rice reduced total cholesterol by more than 16%, LDL cholesterol by 21%, and triglycerides by 24%. HDL cholesterol also increased by 14%.

- **Q100 Plus**: Antioxidants are naturally created nutrients that help maintain the health of cells and support the immune system in fighting infection. Cells that die due to free radical damage can contribute to further cell damage. Q100plus antioxidants stabilize free radicals, eliminating their ability to harm healthy cells. When there are insufficient antioxidants in the body, cellular damage occurs on all levels, affecting skin, organs, nerves, and the immune system. Q100Plus ingredients have been clinically proven by the University of Colorado Health Sciences Center to greatly reduces age-related oxidative stress by increasing the body's own catalytic antioxidant defenses.

- **Corti-Trim**: Corti-Trim is an all-natural dietary supplement that works with your body's metabolism to control cortisol levels within a healthy range and help you lose weight. By modulating cortisol levels, Corti-Trim removes one of the primary physiological signals for weight gain. In addition to a powerful effect on controlling cortisol levels, Corti-Trim also provides all-natural ingredients to help balance blood-sugar (to reduce cravings), and maximize metabolism (to boost energy expenditure and fat-burning). Cori-trim provides a scientifically validated (by Aspen Group, Inc.) combination of vitamins, minerals, and herbs to help maximize your weight loss success.

- **Folic Acid**: Renowned doctors, Paul Cheney and Charles Lapp, conducted an important study with Chronic Fatigue Syndrome patients. They gave these patients high doses of B-12 injections. The B-12 supplements dramatically increased energy in 80% of the participants and helped them sleep better. Now, according to Phyllis A. Bach, C.N.C., doctors everywhere are administering B-12 to help their patients have more energy. You can experience similar results with Health Hamlet's sublingual Folic Acid, B-6 and B-12.

The Company also intends to expand its website, located at http://www.healthhamlet.net, to include a data base of purchases and interests to provide potential customer and patient information which will be useful for adding new products or services and personalized advertising that addresses specific needs. Using responses from customers and patients, the Company can then customize its web site, send promotional letters and e-mails and invite existing customers and patients to promote the business to friends. Management hopes that these improvements to the website, coupled with the use of advertising and health education seminars, the Company will be able to expand its operations and generate significant revenues from the sale of its products.

The Health Supplements Market and Competition

The Company intends to actively participate in the retail sector of the nutritional supplements industry. According to the Nutrition Business Journal, the United States nutritional supplements retail industry, which includes nutritional supplements sold through all channels, is large and highly fragmented, with no single industry participant accounting for a clear majority of total retail sales. Participants in the retail segment include specialty retailers, supermarkets, drugstores, mass merchants, mail order companies, and a variety of other smaller entities, according to the Nutrition Business Journal.

We believe there are many companies, firms, partnerships and individuals that contribute to the estimated multi billion dollar market for health and alternative medical related products. Many of these entities are engaged in the operation of retail health food stores offering the same or similar products to the general public as proposed by the Company. We believe that the retail segment is intensely competitive with many local health centers throughout all areas of the country. Further, we believe there are numerous vitamin companies with multiple locations that are currently expanding nationwide, and others combining in-store retail with mail order sales of a complete range of health foods, vitamins, minerals, herbal extracts and formulas, diet and sports nutritional food supplements.

The Company believes its chief competitor is:

- **General Nutrition Companies, Inc. ("GNC")**: With over 4,800 retail locations throughout the United States, over 1,000 "store within a store" locations under its distribution agreements with Rite-Aid, and more than 800 locations in over 35 countries, GNC generated over $1.1 billion in sales worldwide in the first nine months of 2006 alone (according to GNC's Form 10-Q, on file with the SEC). In addition, GNC operates within three business segments of the health supplements industry – retail, franchising and manufacturing/wholesale, whereas the Company is only active within the retail sector. Accordingly, the Company expects to experience significant competition in each phase of its business operations from local GNC stores as well as many other business enterprises and companies, most of which will have significantly more financial resources than will the Company upon the completion of this Offering. In addition, the Company believes that GNC has a greater ability to manage each phase of the manufacture, packaging, labeling, sale, and distribution of its products than the Company will have.

The Company's Market Strategy

The Company believes that interest in health and nutrition is not limited to the United States, but is a subject of interest to people all over the world. Initially, through what it anticipates will develop into a chain of combined standard and alternative medical centers, the Company intends to offer for retail sale a full and complete line of both branded and private label[7] vitamins, minerals, herbal formulations, homeopathic remedies, diet and sports nutrition, fitness and energy products, natural food supplements, together with other high quality health related products.

The Company's initial business plan is to utilize the Internet for the discounted sale of vitamin and health related products and services with Health Hamlet identification. The initial effort will be to target large groups or organizations (such as community health organizations or senior citizen centers), with special emphasis to governmental employee organizations with which management has previously developed relationships through personal contacts and relationships. In particular, Dr. Leonard Haimes, M.D., a director of the Company, will be an integral part of connecting the Company with these organizations. By guest lecturing at universities across the country, as well as being a member in various national health organizations and committees, Dr. Haimes can serve as the bridge in getting the Company's products and services into the health community's conscience.

The Company intends to market its products as follows:

- **The Internet**: The Company will be utilizing its completely interactive based website, http://www.healthhamlet.net, to offer personalized services to customers all over the world. Customer friendly computers will offer any customer personalized information on almost any health or related products. These systems will be connected to a central location where highly trained personnel will be accessible by phone. The customer can then ask a trained professional specific questions about what products, minerals, supplements, or vitamins will help them live better, healthier lives. Any remedies or products recommended would have to be ordered through the Company. The Company will also utilize an instant translation program enabling individuals with different languages to communicate efficiently and effectively.

[7] "Branded" products refer to generic products that are purchased from wholesalers and then sold with the Health Hamlet label. "Private Label" products refer to another brand of product, purchased at wholesale, which the Company may then distribute to its customers without applying the "Health Hamlet" labels.

- **Advertising**: The Company expects to utilize a variety of marketing methods to promote its products and services, including localized newspaper promotions and direct mailings targeted to health conscious consumers. Additionally, local cable TV and radio advertisements will be used including infomercials and company sponsored radio programs discussing health related issues. The Company may determine in the future to sub-contract to a third party publisher or produce its own weekly or monthly periodical providing generic articles and commentary, as well as advertising and promotion of products available through the Company.

- **Educational Seminars**: To educate consumers as to the benefits of anti-aging technology and supplements, the Company intends to provide a continual program of health related seminars, co-sponsored when possible by manufactures or distributors of health and related products. At these seminars, management anticipates having qualified licensed personnel from its staff to assist management and serve as an integral participant in the seminars.

- **Customer Incentives**: Management expects to establish incentive programs to encourage repetitive shopping by its future customers, including the possible use of a Frequent Buyer identification card entitling the holder to a special (otherwise unadvertised) discount on all or specific merchandise. Variations of such a program will be investigated and considered by management in its attempt to provide an effective incentive program. Management believes that by using a Frequent Buyer or similar card the Company can build customer loyalty, enhance the trade name value, and evolve the Company into a destination specialty retailer rather than be an impulse shopping location. Additional incentive programs may include the establishment of special sale days, such as picking one day of the week, or establishing a certain time each day, to offer special discounts to all shoppers.

Employees

As of the date of this Offering, the Company has one (1) part-time employee, in addition to the management team, all of which are full-time employees. The Company's management anticipates that it will hire additional part-time staff as needed to meet with office demands and increased demands that result from an influx of capital and inventory. There are no employments agreements of any kind for any of the Company's employees, nor are employment agreements currently being negotiated. The Company has no intention of entering employment agreements with any of its employees.

Intellectual Property

The Company does not own any material property in the form of patents, nor does the Company have any contractual agreements or licensing arrangements for any of its products. In addition, there are no patents held by third parties for which the Company has entered into any type of agreement wherein the Company has an exclusive right to use said product.

The Company sells health and dietary supplements under the name Health Hamlet, which is not a registered trademark. The Company does not have any contractual agreements or licensing arrangements with its suppliers for these products, and it relies on the provisions of common-law to protect the existing trademarks.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, we may not always be able to successfully enforce our trademark against competitors or against challenges by others. Our failure to successfully protect our trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability.

Physical Property

Pursuant to an oral understanding with National Cap Equities, Inc., a non-principal stockholder, the Company has limited use of office facilities in Hollywood, Florida. Management anticipates acquiring suitable office facilities upon the attaining of sufficient working capital through the sale of its products. The proceeds realized from this Offering will not be used to acquire additional office facilities.

In addition, the Company is expecting to use a portion of the proceeds from this Offering to acquire warehouse space located in Fort Lauderdale, Florida. This search for warehouse space is currently in preliminary stages, and the Company does not have any prospects for space as of the date of this Offering.

Regulation of the Company's Products

The processing, formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including, but not limited to, the Food and Drug Administration (the "FDA") and the Federal Trade Commission (the "FTC"). These activities are also regulated by various state and local laws and agencies in areas where our products are sold.

Through the Dietary Supplement Health and Education Act of 1994 (the "DSHEA"), manufacturers and/or distributors of dietary supplements may describe the supplement's effects on "structure or function" of the body or the "well-being" achieved by consuming the dietary ingredient. To use these claims, the products that are deemed to be dietary supplements must contain the term "supplement" in their name (i.e. Vitamin C Supplement) and the nutritional information is titled "Supplement Facts." In addition, the labels must have substantiation that the statements are truthful and not misleading and the product label must bear the statement:

> *"This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat cure, or prevent any disease."*

The Company firmly believes that its products meet the rules and regulations set forth by the Food and Drug Administration as they relate to the manufacture, bottling, distribution and sale of health supplements and vitamins.

The Company's History

The Company was incorporated on March 21, 2003 under the laws of the State of Florida. The Company's Articles of Incorporation are attached hereto as **Exhibit 2.1**. On January 26, 2006, the Company filed Articles of Amendment to the Articles of Incorporation with the Florida Secretary of State wherein the Company increased its authorized capital stock from 50,000 to 200,000,000 shares, and authorized the Company to issue up to 50,000,000 shares of Preferred Stock. This Amendment to the Articles of Incorporation is attached hereto as **Exhibit 2.2**.

Except for the purposes of preparing this offering, the Company has only engaged in minimal transactions in pursuit of its proposed business operations, and therefore is properly considered to be a developmental stage enterprise. As of December 31, 2006, the Company had an aggregate of $12,751 in sales since its inception in July, 2003.

This Space Intentionally Left Blank.

OFFERING PRICE FACTORS

During the last fiscal year, the Company experienced a net, after-tax loss of ($12,000.00). The net tangible book value of the Company, as of the date of this Offering is (-$6.61) per Share.

The Company has not issued any securities within the past 12 months.

The Company's Financial Projections

Pro-forma income and profits for Health Hamlet, Inc. for the period: June 2006 – December 31, 2007:

12 Mo. Operations

Total revenues:	$19,583,790.00
Gross Profits:	$7,790,910.00
Provisions for Tax:	$2,726,818.00
Net Profit:	$5,064,091.50

Average # shares:	20,900,000
Earnings/share:	$0.37

It should also be noted that cash flows (after tax) are more than adequate for significant expansion. Management believes that the economies of scale, combined with state-of-the-art computerized controls, will provide most of the funds needed for future expansion.

All prospective subscribers to this Offering are hereby advised that the operating and financial information contained in the projected financial data have been prepared by management and reflect its current estimates of the Company's future performance. The projected results are dependent on the successful implementation of management's growth strategies and are based on assumptions and events over which the Company has only partial or no control. The assumptions underlying such projected information requires the exercise of judgment and the forecasts are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the forecast. To the extent that assumed events do not materialize, actual results might vary substantially from the projected results. As a result, the Company might not achieve the operating or financial results set forth in its financial forecasts.

OFFICERS AND DIRECTORS OF THE COMPANY

Name	Age	Position
Donald P. Scarborough 11644 Sherburne Circle South Jacksonville, Florida 32225	62	President
Marcella Joseph 805 W. Oakland Park Blvd Apartment E15 Oakland Park, Florida 33311	24	Secretary, Director
Irene Nichols 5831 NE 20 Terrace Fort Lauderdale, Florida 33308	72	Treasurer
Dr. Leonard Haimes, M.D. 235 Hamlet Drive Delray Beach, Florida 33445	79	Director
Gary A. Chernay 2490 Blackrock Turnpike Fairfield, Connecticut 06925	61	Director

There are three directors of the Company, pursuant to the Company's Articles of Incorporation which states, in pertinent part: "This corporation shall have two (2) directors initially. The number of Directors may be increased or diminished from time to time by the By-Laws, but shall never be less than one (1)." As of the date of this Offering, the directors of the Company are Dr. Leonard Haimes, M.D., Marcella Joseph and Gary Chernay. The Company's Articles of Incorporation are attached hereto as **Exhibit 2.1**.

The directors shall be elected at the annual meeting of the shareholders, and shall require a majority of the outstanding shares. There are currently no outside directors of the Company. In addition, no director of the Company has ever worked for a competitor, nor has any Director ever served as a director or in any similar capacity for a development stage company.

Don P. Scarborough - President

Don P. Scarborough received a B.S. from University of Baltimore in Criminal Justice, and a Master's Degree from Coppin State College. Mr. Scarborough has served as Special Agent, Social Security Administration (SSA), Office of the inspector General (OIG), Office of Investigation (OI), and Department of Health and Human Services. During his many years of investigative duties, Mr. Scarborough was required to build his own cases from start to finish. Mr. Scarborough has been involved in many notable and well-documented cases, including assisting the Federal Bureau of Investigation in decisions on whether to prosecute particular cases. Mr. Scarborough has worked in the field of vitamin and nutrition for the past few years setting up distribution systems and has contacts through the world.

Marcella Joseph – Secretary, Director

Marcella Joseph has five years of experience in customer service with local companies including Royal Canadian Bank. She is presently pursuing a degree in Business Administration at Florida Atlantic University. Ms. Joseph is presently employed by Ellis College of the New York Institute of Technology as a counselor to prospective students in assessing their goals, enrolling into school and pre-qualifications with school's requirements. She is qualified and proficient in numerous computer programs.

Irene Nichols - Treasurer

Irene Nichols, a graduate from Steed College with a degree in Secretarial and Office Management, has been employed for 25 years in a multi-million dollar real estate and management company as bookkeeper and total office management.

Dr. Leonard Haimes, M.D. – Director

Dr. Leonard Haimes, M.D., 79, is a Board Certified Physician in internal medicine and bariatic medicine. Dr. Haimes currently operates a clinic in Boca Raton, Florida, specializing in complementary and anti-aging medicine. In addition, Dr, Hamies is a U.S. Board Certified naturopathic physician. Dr. Haimes currently holds the following positions and titles:

- Diplomat for the National Board of Medical Examiners of the United States of America;
- Diplomat for the American Society of Bariatric Physicians;
- Fellow at the American Society of Bariatric Physicians;
- Fellow at the Royal Society of Health, Great Britain;
- Fellow, International College of Applied Nutrition; and
- Fellow, American Geriatrics Society.

In addition, Dr. Haimes has been declared "Bariatrician of The Year" by the American Society of Bariatric Physicians. Dr. Haimes is a Co-author of the book "Shark Liver Oil, Nature's Amazing Healer," co-author of the book "How to Triple Your Energy" and has been a guest writer in The Journal of Bariatric Medicine. Topics on which Dr. Haimes has written include medical management of the obese and psychology of the obese patient. Memberships include: The International Academy of Preventive Medicine; American College for the Advancement of Medicine (ACAM); The American Academy of Anti-aging Medicine; Society of Ultra Molecular Medicine and Past President of the American Bariatric Society. Dr. Haimes has served as guest lecturer and panelist on various radio and television shows and also lectured at local universities.

Gary A. Chernay - Director

Gary A. Chernay B.A., M.B.A., J.D., 61, has over 30 years of practical experience and extensive knowledge of law, business, and investments, particularly in the fields of medical malpractice, risk management, debt financing, and business operations. His professional experience includes: Training and mentoring new attorneys and explaining complex legal issues accurately, motivating them to achieve personal excellence. Mr. Chernay has analyzed litigation issues and oversaw out-of-court settlements and appeals processes in state and federal courts in California, New York, Colorado, Florida, and Washington, D.C. He has also directed risk management concerns, developing informed consent procedures for physicians and implementing videotaped explanations of surgical procedures. In addition, Mr. Chernay has managed debt and equity financing for small and medium-sized business and brokerage firms.

The Company relies on the efforts of all of its Officers and personnel. The business operations of the Company and prospects for long-term success could be adversely affected by the loss of either or all of these individuals.

Remuneration of Directors and Officers

The Company does not currently compensate its Directors and Officers, aside from pro-rata distributions based on individual stock ownership (see the section titled "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS"). As of the date of this Offering, the Company is not anticipating to further compensate any of its Directors and/or Officers.

This Space Intentionally Left Blank.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Officer and Director Ownership of the Company's Common Stock[8]

Name and Address of Security Holder	# of Shares Owned	% of Issued and Outstanding Shares Owned As of This Date	% of Shares Owned if All Shares Offered Are Sold Pursuant To This Offering
Don P. Scarborough 11644 Sherburne Circle South Jacksonville, Florida 32225	3,800,000	18.18%	12.30%
Irene Nichols 5831 NE 20 Terrace Fort Lauderdale, Florida 33308	2,700,000	12.92%	8.74%
Marcella Joseph 805 W. Oakland Park Blvd. Apartment E15 Oakland Park, Florida 33311	2,700,000	12.92%	8.74%
Dr. Leonard Haimes, M.D. 235 Hamlet Drive Delray Beach, Florida 33445	2,200,000	10.53%	7.12%
Gary Chernay 2490 Blackrock Turnpike Fairfield, Connecticut 06925	2,200,000	10.53%	7.12%
Lawanda Joseph 2112 Tyler Street Hollywood, Florida 33020	2,200,000	10.53%	7.12%
Officers and Directors as a Group	13,600,000	65.07%	44.01%

Owners of 10% of the Company's Common Stock

Name and Address of Security Holder	# of Shares Owned	% of Issued and Outstanding Shares Owned As of This Date	% of Shares Owned if All Shares Offered Are Sold Pursuant To This Offering
Don P. Scarborough 11644 Sherburne Circle South Jacksonville, Florida 32225	3,800,000	18.18%	12.30%
Donald Nichols 5831 NE 20 Terrace Fort Lauderdale, Florida 3308	2,700,000	12.92%	8.74%

[8] As of the date of this Offering, the Company only has its Common Stock issued and outstanding. The Company is authorized to issue Preferred Stock, however, no shares of any series of Preferred Stock are issued and outstanding as of this date. Accordingly, this section only relates to the owners of the Company's Common Stock.

Irene Nichols 5831 NE 20 Terrace Fort Lauderdale, Florida 33308	2,700,000	12.92%	8.74%
Marcella Joseph 805 W. Oakland Park Blvd. Apartment E15 Oakland Park, Florida 33311	2,700,000	12.92%	8.74%
Dr. Leonard Haimes, M.D. 235 Hamlet Drive Delray Beach, Florida 33445	2,200,000	10.53%	7.12%
Gary Chernay 2490 Blackrock Turnpike Fairfield, Connecticut 06925	2,200,000	10.53%	7.12%
Lawanda Joseph 2112 Tyler Street Hollywood, Florida 33020	2,200,000	10.53%	7.12%
National Cap Equities, Inc. 5100 DuPont Blvd. #4 Fort Lauderdale, Florida 33308	2,200,000	10.53%	7.12%

As of the date of this Offering, there are no options, warrants, calls or any other type of securities issued and outstanding of the Company.

This Space Intentionally Left Blank.

DESCRIPTION OF SECURITIES

Common Stock. The Company is authorized to issue up to 200,000,000 Shares of Common Stock, par value $1.00. As of the date of this Offering, the Company has 20,900,000 Shares of Common Stock issued and outstanding held by 9 individuals. The holders of the Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock, if any. The Company has never paid a dividend on the Common Stock and has no plans to do so in the immediate future. Upon the liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to ratably receive the net assets of the Company available after the payments of all debts and other liabilities. However, there are no assurances that upon any such liquidation or dissolution, there will be any net assets to distribute to the holders of the Common Stock.

The holders of the Common Stock are entitled to one vote per share, either in person or by proxy, on all matters submitted to a vote of shareholders. There is no provision for cumulative voting with respect to the election of directors by the holders of common stock. Therefore, the holders of more than Fifty Percent (50%) of the Company's shares of outstanding common stock can, if they choose to do so, elect all of the Company's directors and approve significant corporate transactions. The holders of the Common Stock have no preemptive, subscription, or redemption rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares the Preferred Stock described below, or of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock. The Company is authorized to issue up to 50,000,000 Shares of Preferred Stock. As of the date of this Offering, the Company has 0 Shares of Preferred Stock issued and outstanding.

This Space Intentionally Left Blank.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation and By-laws provide, to the fullest extent permitted by Florida law, that the officers and directors of the Company who were or are a party or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time. Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

Management of the Company has indicated that it intends to offer indemnity agreements consistent with the foregoing to all officers and directors of the Company. In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

This Space Intentionally Left Blank.

CERTAIN INCOME TAX CONSEQUENCES

PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR ACCOUNTANTS AND/OR TAX ADVISORS WITH RESPECT TO POSSIBLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

This Space Intentionally Left Blank.

MANAGEMENT'S DISCUSSION AND ANALYSIS

From July 2003 through December 2006, the Company had sales of $12,751. During that same time period, the Company incurred $8,265 in expenses related to the sales of goods. Thus, from the Company's inception in 2003 through December 31, 2006, the Company realized gross profit of $4,486.

Gross Margin.

Based on its amount of sales since its inception, and the cost of goods sold during that time period, the Company is able to sell its products at a profit margin of approximately 37%.

Foreign Sales.

The Company has not had any foreign sales since its inception in 2003, nor does it anticipate having a significant amount of sales other than in the United States.

This Space Intentionally Left Blank.

HEALTH HAMLET, INC.
Comparative Financial Statements
(Unaudited)

BALANCE SHEET

ASSETS	December 31, 2006	2005
Current Assets		
Cash in Bank	120	650
Inventory – Health Products (Note 1)	12,810	5,164
Stock Subscriptions (Note 2)	20,900,000	20,900,000
Total Current Assets	$20,912,930	$20,905,814
LIABILITIES		
Current Accounts Payable for Products	$ 8,824	$ 1,264
Advance from Shareholder (Note 3)	17,924	17,524
Total Liabilities	$26,748	$18,792
STOCKHOLDERS EQUITY		
Common Stock – 200,000,000 Shares Authorized Issued and Outstanding – 20,900,000 Shares @ $1.00 per share par value	$20,900,000	$20,900,000
PREFERRED STOCK		
50,000,000 Shares – no par value Zero shares of Preferred Stock issued and outstanding		
Retained Deficit	($13,818)	($12,978)
Net Stockholders Equity	$20,886,182	$20,887,022
Total Liabilities & Stockholders Equity	$20,912,930	$20,905,814

See Attached Notes to Financial Statement

HEALTH HAMLET, INC.
Comparative Financial Statements
(Unaudited)

STATEMENT OF REVENUE AND EXPENSES

	Period January 1, 2006 to December 31, 2006	Inception Period April 15, 2003 to December 31,2005
Revenues (Note 4)	$ 2,591	$10,160
Cost of Goods Sold (Net of Inventory Adjustments)	2,535	4,545
Supplies, Freight and Postage	206	979
TOTAL COST OF GOODS SOLD	$ 2,741	$ 5,524
NET GROSS PROFIT ON SALES	($150)	$ 4,636
Expenses		
Syndication & Advertising Expenses	$ 500	$11,087
Bank Charges	150	330
Taxes & Licenses	40	203
Legal		59
Auto Expense		629
Card Services		1,070
Office Expense		478
Professional Services		150
Web Site Expense		2,580
Web Site Expense		1,027
TOTAL EXPENSES FOR PERIOD	$ 690	$17,614
NET LOSS FOR PERIOD	(840)	($12,979)

See Attached notes to Financial Statement

HEALTH HAMLET INC.
HEALTH HAMLET INC.
STATEMENT OF INCOME & EXPENSES
December 31, 2006

	CURRENT PERIOD	RATIO	TWELVE MONTHS	RATIO
REVENUES				
Revenues -Health Products	$ 0.00		$ 2,454.00-	100.00
Less; Cost of Goods Sold	0.00		736.00-	29.99
TOTAL GROSS PROFIT	$ 0.00		$ 1,718.00-	70.01
EXPENSES				
Auto Expense	0.00		629.00	25.63
Dues & Subscriptions	0.00		125.00	5.09
Interest Expenses	0.00		1,004.00	40.91
Office Expense	0.00		515.00	20.99
Postage & Express	0.00		214.00	8.72
Taxes & Licenses	0.00		40.00	1.63
Web Site Expenses	0.00		130.00	5.30
Telephone	0.00		125.00	5.09
TOTAL OPERATING EXPENSES	$ 0.00		$ 2,762.00	113.37
NET PROFIT OR (LOSS)	$ 0.00		$ (1,044.00) 0.00	0.00

SEE ACCOMPANYING ACCOUNTANT'S COMPILATION LETTER
EDWIN TUNICK PA

HEALTH HAMLET, INC.

Notes to Financial Statements

The company incorporated in the State of Florida on March 21, 2003 for the initial purpose of discounted sale of vitamin and health related services via the internet.

The company being in the initial startup operations is in the midst of seeking funds to expand its objective of acquiring its own distribution company for purposes of increasing outlets for HEALTH HAMLET products.

Note 1 – Inventory

The inventory of Health Products is based on actual cost of products with credit for obsolescence or unsaleable merchandise.

Note 2 – Stock Subscriptions

The amount of $15,200 is due from original shareholders who acquired their shares at .001 par value per share.

Note 3 – Shareholder Advances

This amount represents funds advanced to corporation from two active shareholders to cover initial operating costs. Terms of debt settlement to be determined upon agreement between the parties and board of directors at a later date.

Note 4 – Revenues

All sales recorded thus far by the company were from internet sales with immediate payment via credit cards, without any sales on credit terms.

PART III

EXHIBITS
TO THE FORM 1-A OFFERING STATEMENT
OF
HEALTH HAMLET, INC.

Index to Exhibits | Page

EXHIBIT 2.1

FILED
03 MAR 21 PM 2:30
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLES OF INCORPORATION

OF

HEALTH HAMLET, INC.

ARTICLE I - NAME

The name of this corporation is Health Hamlet, Inc.

ARTICLE II - DURATION

This corporation shall have perpetual existence commencing on date of filing.

ARTICLE III - PURPOSE

The corporation may engage in any activity or business permitted under the laws of the United States and the State of Florida.

ARTICLE IV - CAPITAL STOCK

This corporation is authorized to issue fifty thousand (50,000) shares of one dollar ($1.00) par value common stock, which shall be designated "Common Shares".

ARTICLE V - INITIAL PRINCIPAL OFFICE AND REGISTERED AGENT

The address of the initial principal office of the corporation is 2117 Hollywood Blvd., #112, Hollywood, FL 33020 The name and mailing address of the registered agent of this Corporation is Marcella Joseph, 2112 Hollywood Blvd., #112, Hollywood, FL 33020.

ARTICLE VI - INITIAL BOARD OF DIRECTORS

This corporation shall have two (2) Directors initially. The number of Directors may be increased or diminished from time to time by the By-Laws, but shall never be less than one (1). The name and address of the initial Directors of this Corporation are:

NAME	**ADDRESS**
Marcella Joseph	2117 Hollywood Blvd., #112 Hollywood, FL 33020
Robert Dohmen	10113 Renfrew Rd. Silver Springs, MD 20901

ARTICLE VII- BY-LAWS

The By-Laws of this Corporation may be adopted, altered, amended or repealed by either the Stockholder or Directors.

ARTICLE VIII-INDEMNIFICATION

The Corporation shall indemnify any officer or Director, or any former Officer or Director, to the full extent permitted by law.

ARTICLE IX-INCORPORATOR

The name and the person signing these Articles is Marcella Joseph

ARTICLE X - AMENDMENT

This corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation, in accordance with the provisions of the Florida General Corporation Act.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation, this 27th day of February, 2003.

Marcella Joseph
Incorporator
2117 Hollywood Blvd., #112
Hollywood, FL 33020

ACCEPTANCE OF REGISTERED AGENT

HAVING BEEN NAMED TO ACCEPT SERVICE OF PROCESS FOR THE ABOVE STATED CORPORATION, AT THE PLACE DESIGNATED IN ARTICLE V OF THESE ARTICLES OF INCORPORATION, THE UNDERSIGNED CORPORATION HEREBY AGREES TO ACT IN THIS CAPACITY, AND FURTHER AGREES TO COMPLY WITH THE PROVISIONS OF ALL STATUTES RELATIVE TO THE PROPER AND COMPLETE DISCHARGE OF ITS DUTIES.

DATED THIS 27th DAY OF February, 2003.

BY: Marcella Joseph

Marcella Joseph
Registered Agent

FILED
03 MAR 21 PM 2:30
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

EXHIBIT 2.2

FLORIDA DEPARTMENT OF STATE
Division of Corporations

January 31, 2006

MARCELLA JOSEPH
HEALTH HAMLET, INC.
2117 HOLLYWOOD BLVD, SUITE 112
HOLLYWOOD, FL 33020

Re: Document Number P03000034873

The Articles of Amendment to the Articles of Incorporation of HEALTH HAMLET, INC., a Florida corporation, were filed on January 26, 2006.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Pamela Smith
Document Specialist
Division of Corporations

Letter Number: 606A00006879

P.O. BOX 6327 -Tallahassee, Florida 32314

Articles of Amendment
to
Articles of Incorporation
of

HEALTH HAMLET, INC.

(Name of corporation as currently filed with the Florida Dept. of State)

P03000034873

(Document number of corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

(Must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")
(A professional corporation must contain the word "chartered", "professional association," or the abbreviation "P.A.")

AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

Shall delete Article #3 and amend as follows:

200 Million Shares of Stock

50 Million Preferred Shares

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

(continued)

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Health Hamlet, Inc.

DOCUMENT NUMBER: P03000034873

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Marcella Joseph
(Name of Contact Person)

Health Hamlet, Inc.
(Firm/ Company)

2117 Hollywood Boulevard, Suite 112
(Address)

Hollywood, Florida 33020
(City/ State and Zip Code)

For further information concerning this matter, please call:

Marcella Joseph at (954) 202-5050
(Name of Contact Person) (Area Code & Daytime Telephone Number)

Enclosed is a check for the following amount:

☐ $35 Filing Fee

☐ $43.75 Filing Fee & Certificate of Status

☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)

☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

The date of each amendment(s) adoption: January 1, 2006

Effective date if applicable: ____________________
(no more than 90 days after amendment file date)

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by ____________________."
(voting group)

☒ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signature ____________________
(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Marcella Joseph
(Typed or printed name of person signing)

Secretary
(Title of person signing)

FILING FEE: $35

EXHIBIT 4

Name:______________________________

SUBSCRIPTION AGREEMENT
FOR
PROSPECTIVE SUBSCRIBERS

HEALTH HAMLET, INC.
2117 Hollywood Blvd.
Hollywood, Florida 33020

$500,000.00
Up to 10,000,000 Shares of the Company's Common Stock at $0.05 per Share

__________________, 2007

INSTRUCTIONS:

I. Items to be delivered by all Subscribers:

a. One (1) completed and executed Subscription Agreement.

b. Payment in the amount of subscription, by wire transfer of funds or check. All checks should be made payable to "Health Hamlet, Inc."

Wire Transfer Instructions:

FOR WIRE INSTRUCTIONS CONTACT:

HEALTH HAMLET, INC.
ATTN: Donald P. Scarborough
TELEPHONE: (954) 925-8119

ALL DOCUMENTS SHOULD BE RETURNED TO:

HEALTH HAMLET, INC.
2117 Hollywood Blvd.
Hollywood, Florida 33020
TELEPHONE: (954) 925-8119
ATTN: Donald P. Scarborough

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby subscribes to purchase from Health Hamlet, Inc., a Florida corporation (the "Company"), a principal amount of common stock of the Company (the "Shares" or the "Securities") set forth on the signature page hereof, for a purchase price (the "Purchase Price") of $0.05 per Share.

The Company is offering on a "best efforts" basis, up to 10,000,000 Shares of its Common Stock at $0.05 per Share (the "Offering"). The terms of the Offering, and the Shares, are set forth in this document. This Subscription Agreement and the Company's Form 1-A Offering Circular are hereby collectively referred as to the "Offering Documents."

Section 1. Sale of Securities

Subject to the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth, the Company hereby agrees to issue and sell to the Subscriber and the Subscriber agrees to purchase from the Company, upon closing, a number of Shares as set forth on the signature page hereof for a purchase price equal to $0.05 per Share. The Company may reject any subscription in whole or in part. The closing of the sale and purchase of the Securities to the undersigned (the "Closing") shall take place at the Company's offices at 2117 Hollywood Blvd., Hollywood, Florida 33020, on or before ________________, 2007, unless extended by the Company in its sole discretion (the "Closing Date"). Subscriber shall pay to the Company the amount of subscription specified on the signature page in full for the Shares set forth on the signature page by delivering to the Company checks for the full amount, made payable to the Company, or by arranging for wire transfers of the full amount to the Company, all on or prior to the Closing Date.

Section 2. Subscriber's Representations and Warranties

As an inducement to the Company to accept the subscription, the Subscriber represents and warrants as follows:

(A) The Subscriber acknowledges and agrees that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act,") by virtue of Section 3(b) of the Act, and Regulation A promulgated thereunder ("Regulation A").

(B) The Subscriber hereby represents and warrants that the Subscriber is acquiring the Securities hereunder for its own account for investment purpose only and not with a view to distribution, and with no present intention of distributing the Securities or selling the Securities for distribution. The Subscriber understands that the Securities are being sold to the Subscriber in a transaction which is exempt from the registration requirements of the Act. The Subscriber's acquisition of the Securities shall constitute a confirmation of the foregoing representation and warranty and understanding thereof.

(C) The Subscriber (or its Purchaser Representative, if any) has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of making this investment, and the Subscriber or its Purchaser Representatives (as described in Section 2(P) hereof) has received such information requested by the Subscriber concerning the business, management and financial affairs of the Company in order to evaluate the merits and risks of making this investment. Further, the Subscriber acknowledges that the Subscriber has had the opportunity to ask questions of, and receive answers from, the officers of the Company concerning the terms and conditions of this investment and to obtain information relating to the organization, operation and business of the Company and of the Company's contracts, agreements and obligations. No representation or warranty is made by the Company to induce the Subscriber to make this investment, and any representation or warranty not made herein or therein is specifically disclaimed.

(D) The Subscriber is making the foregoing representations and warranties with the intent that they may be relied upon by the Company in determining the suitability of the sale of the Securities to the Subscriber for purposes of U.S. federal and state securities laws.

(E) The Subscriber further acknowledges that the Subscriber has been advised that the Securities being purchased by the Subscriber hereunder have not been registered under the provisions of the Act and that the Company has represented to the Subscriber (assuming the veracity of the representations of the Subscriber made herein and in the purchaser questionnaire of even date) that the Securities have been offered and sold by the Company in reliance upon an exemption from registration provided in Section 3(b) of the Act and Regulation A promulgated thereunder.

(F) In entering into this Agreement and in purchasing the Securities, the Subscriber further acknowledges that:

(i) The Company may at any time place a stop transfer order on its transfer books against the Securities. Such stop order will be removed, and further transfer of the Securities will be permitted upon an effective registration of the respective Securities, or the receipt by the Company of an opinion of counsel reasonably satisfactory to the Company that such further transfer may be effected pursuant to an applicable exemption from registration.

(ii) The purchase of the Securities involves risks which the Subscriber has evaluated, and the Subscriber is able to bear the economic risk of the purchase of such securities and the loss of its entire investment.

(G) [INTENTIONALLY LEFT BLANK].

(H) The Subscriber has received a copy of the Offering Documents, has carefully reviewed it and has carefully evaluated and understands the risks of this investment, and understands and has relied only on the information provided to it in writing by the Company relating to this investment.

(I) The Subscriber understands and acknowledges that no other party has made any representations or warranties as to the accuracy or completeness of the information contained in the Offering Documents.

(J) [INTENTIONALLY LEFT BLANK].

(K) The Subscriber has reached the age of majority in the state in which the Subscriber resides, has adequate means of providing for the Subscriber's current needs and personal contingencies, is able to bear the substantial economic risks of an investment in the Securities for an indefinite period of time, and has no need for liquidity in such investment.

(L) The Subscriber's overall commitment to investments that are not readily marketable is not, and his acquisition of Securities will not cause such overall commitment to become, disproportionate to his net worth.

(M) The Subscriber understands that the Company shall have the right to accept or reject this subscription in whole or in part. Unless this subscription is accepted in whole or in part by the Company prior to the expiration of the Offering, this subscription shall be deemed rejected in whole.

(N) It never has been represented, guaranteed or warranted by any broker, the Company, any of the officers, directors, stockholders, partners, employees or agents of the Company, or any other persons, whether expressly or by implication, that:

> (i) the Company or the Subscriber will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or the Subscriber's investment in the Company; or
>
> (ii) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Securities or of the Company's activities.

(O) No representations have been made, and no information furnished to the Subscriber or the Subscriber's advisor(s) in connection with the Offering that were in any way inconsistent with the information stated in the Offering Documents.

(P) ____________ (insert name of Purchaser Representative: if none leave blank) has acted as the Subscriber's Purchaser Representative for purposes of the exemption under the Act. If the Subscriber has appointed a Purchaser Representative (which term is used herein with the same meaning as given in Rule 501(h) of Regulation D), the Subscriber has been advised by his Purchaser Representative as to the merits and risks of an investment in the Company in general and the suitability of an investment in the Securities for the Subscriber in particular.

Section 3. <u>Indemnification</u>

The Subscriber agrees to indemnify and hold harmless the Company, the officers, directors, employees, agents, counsel and affiliates of the Company, and each other person, if any, who controls the Company, within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, as amended, and each of their respective heirs, representatives, successors and assignees, against any and all losses, liabilities, claims, damages and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever arising out of or based upon any false representation or warranty or breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction or any sale or distribution by the Subscriber in violation of the Act or any state securities laws. Notwithstanding anything contained in this Section 3 to the contrary, Subscribers do not waive any right of action they may have under applicable federal securities laws, and that the federal securities laws generally consider such types of indemnification to be unenforceable.

Section 4. Binding Effect of Subscription

The Subscriber hereby acknowledges and agrees, subject to any applicable state securities laws that the subscription and application hereunder are irrevocable, that the Subscriber is not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the Subscriber and his heirs, executors, administrators, successors, legal representatives, and assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several, and the agreements, representations, warranties, and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, successors, legal representatives, and assigns.

Section 5. Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, each Subscriber as follows:

(A) The Company is duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite power and authority to own, lease, license, and use its properties and assets and to carry out the business in which it is engaged, except where the failure to have or be any of the foregoing may not be expected to have a material adverse effect on the Company's presently conducted business. The Company is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing or use of property or assets or the conduct of its business make such qualification necessary, except where the failure to be so qualified may not be expected to have a material adverse effect upon the Company's business.

(B) [INTENTIONALLY LEFT BLANK]

(C) The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and to issue, sell and deliver the Securities. This Agreement has been duly authorized by the Company, and when executed and delivered by the Company, will constitute the legal, valid and binding obligation of the Company, enforceable as to the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance or transfer, moratorium or other laws or court decisions, now or hereinafter in effect, relating to or affecting the rights of creditors generally and as may be limited by general principles of equity and the discretion of the court having jurisdiction in an enforcement action (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(D) No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or any other tribunal is required by the Company for the execution, delivery or performance by the Company of this Agreement or the execution, issuance, sale or delivery of the Securities, except for the filings which may be required under federal as well as state securities laws, which filing will be made by the Company in a timely manner.

(E) No consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which the Company is a party or to which any of its properties or assets are subject is required for the execution, delivery or performance by the Company of this Agreement, or the execution, issuance, sale or delivery of the Securities, unless the failure to obtain such consent will not have a material adverse effect on the Company and/or the Offering.

(F) The execution, delivery and performance of this Agreement will not violate, result in a breach of, conflict with (with or without the giving of notice or the passage of time or both) or entitle any party to terminate or call a default under any material contract, agreement, instrument, lease, license, arrangement or understanding or violate or result in a breach of any term of the Articles of Incorporation of, or conflict with any law, rule, regulation, order, judgment or decree binding upon, the Company or to which any of its operations, business, properties or assets are subject, except for violations which individually or in the aggregate will not have a material adverse effect upon the operations, business, properties or assets of the Company.

(G) The Securities, upon delivery to the Subscriber, will be validly issued, fully paid and non assessable and will not be issued in violation of any preemptive or other rights of members of the Company.

Section 6. Waiver

The Subscriber has made full and complete inquiry with respect to any matters of interest in connection with this investment and is fully satisfied in all respects with his investment decision, fully understanding and comprehending the significant risks associated therewith, acknowledges that he has not relied on any specific information concerning the

Company, and understands that the Company has not made any representations regarding the Company except as stated herein or the future performance of the Company.

Section 7. Miscellaneous

(A) No Waiver. Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged, or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge, or termination is sought.

(B) Notices. Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail box, stamped, registered or certified mail, return receipt requested, addressed if to the Subscriber, to such Subscriber's address or facsimile number as may be listed on the books of the Company, or, if to the Company, the Company's executive office at 2117 Hollywood Blvd., Hollywood, Florida 33020, Attention: Donald P. Scarborough, or (b) delivered personally to such address.

(C) Execution. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

(D) Entire Agreement. This Subscription Agreement and the Securities contain the entire agreement of the parties with respect to the subject matter hereof and there are no representations, covenants or other agreements except as stated or referred to herein, and any representations or warranties not contained herein are disclaimed.

(E) Severabilitv. Each provision of this Subscription Agreement is intended to be severable from every other provisions, and the invalidity or illegality of any portion hereof, shall not affect the validity or legality of the remainder hereof.

(F) Non-Assignabilitv. This Subscription Agreement is not transferable or assignable by the Subscriber except as may be provided herein.

(G) Law Governing. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be wholly performed in such state.

(H) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Company, and the Subscriber, and their respective successors and permitted assigns.

(I) Commissions/Finder's Fees. The Company reserves the right to pay commissions and/or finder's fees in cash, securities of the Company, a combination thereof, or other combination to individuals and/or entities in connection with the sale of the Shares in this

Offering, in amounts the Company deems appropriate in the Company's sole and exclusive discretion.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

HEALTH HAMLET, INC.

By_________________________________

Donald P. Scarborough
President

F:\HEALTH HAMLET, INC\Docs\Subscription Agreement 012607.Doc

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificates are to be made out in the space provided for below.

Subscription Amount: $____________

FOR INDIVIDUALS:

Dated: _______ __ , 200_

____
(Print Name)

Dated: ________ __, 200_

____
(Signature)

FOR CORPORATIONS:

Name of Company

____
Executive Officer of Company

Dated: ________ __, 200_

____
Signature of Authorized Trustee

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificates are to be made out in the space provided for below.

Subscription Amount: $__________________

FOR PARTNERSHIPS:

____
Name of Partnership

____
Name of Authorized Partner

Dated: _________ __, 200_

____
Signature of Authorized Partner

FOR TRUSTS:

____
Name of Trust

____
Name of Authorized Trustee

Dated: ________ __, 200_

____
Signature of Authorized Trustee

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificate is to be made out in the space provided for below.

Subscription Amount: $ ___________

FOR QUALIFIED PENSION PLANS:

____
Name of Qualified Pension Plan

and

____
Name of Authorized Plan Fiduciary

Dated: ________ __, 200_

____
Signature of Authorized Plan Fiduciary

or

____
Name of Authorized Plan Beneficiary

or

Dated: ________ __, 200_

____
Signature of Authorized Plan Beneficiary

MHH&H

Moritt Hock Hamroff & Horowitz LLP

ATTORNEYS AT LAW

400 Garden City Plaza Garden City, New York 11530

(516) 873-2000 Fax (516) 873-2010
www.moritthock.com

Dennis C. O'Rourke
Of Counsel
Email: dorourke@moritthock.com

May 23, 2007

VIA FEDERAL EXPRESS

Office of Small Business Administration
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549

Re: Regulation A Offering of Health Hamlet, Inc. (the "Company")

To Whom it May Concern:

As counsel to the Company, we have been asked to deliver to you our opinion with respect to the sale of an aggregate of up to 10,000,000 shares (the "Shares") of the common stock of the Company at $0.05 per Share. It is our opinion that these Shares are exempt from registration under the Securities Act of 1933 (the "Act") pursuant to the Section 3(b) of the Act and Regulation A promulgated thereunder. The Shares, when issued, delivered and sold in the manner described in the offering circular, will be validly issued, fully paid and non-assessable.

This opinion is being provided to you in connection with the sale of the Shares and may not be relied upon by any other person for any other purpose.

Very truly yours,

MORITT HOCK HAMROFF & HOROWITZ LLP

Dennis C. O'Rourke

F:\HEALTH HAMLET, INC\Correspondence\Reg A Opinion Letter 4.10.07.Doc

SIGNATURE

The Issuer has caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hollywood, State of Florida, on April ___, 2007.

HEALTH HAMLET, INC.

By: ______________________
Donald P. Scarborough
President

By: ______________________
Dr. Leonard Haimes
Director

By: ______________________
Marcella Joseph
Director, Secretary

By: ______________________
Irene Nichols
Treasurer

END